UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Marrone Bio Innovations, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

57165B106
(CUSIP Number)

Ospraie Ag Science LLC c/o Dwight Anderson 437 Madison Avenue, 28th Floor New York, NY 10022 (212) 602-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57165B106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Ospraie Ag Science LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ] [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,836,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,836,258 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 70,836,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2% (1)(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 7,817,882 shares of Common Stock of Marrone Bio Innovations, Inc. (the “Issuer”) issuable upon exercise of warrants.

(2)
Based on 152,596,270 shares of Common Stock of the Issuer outstanding as of November 30, 2020, as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission (“SEC”) on December 11, 2020.

CUSIP No. 57165B106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Ospraie Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ] [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,836,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,836,258 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 70,836,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2% (1)(2)
14	TYPE OF REPORTING PERSON IA, OO

(1)	Includes 7,817,882 shares of Common Stock of the Issuer issuable upon exercise of warrants.

(2)	Based on 152,596,270 shares of Common Stock of the Issuer outstanding as of November 30, 2020, as reported in the Issuer’s Form S-3 filed with the SEC on December 11, 2020.

CUSIP No. 57165B106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Ospraie Holding I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ] [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,836,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,836,258 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 70,836,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2% (1)(2)
14	TYPE OF REPORTING PERSON PN, HC

(1)	Includes 7,817,882 shares of Common Stock of the Issuer issuable upon exercise of warrants.

(2)	Based on 152,596,270 shares of Common Stock of the Issuer outstanding as of November 30, 2020, as reported in the Issuer’s Form S-3 filed with the SEC on December 11, 2020.

CUSIP No. 57165B106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Ospraie Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ] [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,836,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,836,258 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 70,836,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2% (1)(2)
14	TYPE OF REPORTING PERSON CO, HC

(1)	Includes 7,817,882 shares of Common Stock of the Issuer issuable upon exercise of warrants.

(2)	Based on 152,596,270 shares of Common Stock of the Issuer outstanding as of November 30, 2020, as reported in the Issuer’s Form S-3 filed with the SEC on December 11, 2020.

CUSIP No. 57165B106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Dwight Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ] [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,836,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,836,258 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 70,836,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2% (1)(2)
14	TYPE OF REPORTING PERSON IN, HC

(1)	Includes 7,817,882 shares of Common Stock of the Issuer issuable upon exercise of warrants.

(2)	Based on 152,596,270 shares of Common Stock of the Issuer outstanding as of November 30, 2020, as reported in the Issuer’s Form S-3 filed with the SEC on December 11, 2020.

Amendment No. 9 to Schedule 13D

The following constitutes Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Ospraie Ag Science LLC and Dwight Anderson on February 12, 2018, as amended by Amendment No. 1 filed on August 12, 2019, Amendment No. 2 filed on September 5, 2019, Amendment No. 3 filed on December 20, 2019, Amendment No. 4 filed on January 3, 2020, Amendment No. 5 filed on March 6, 2020, Amendment No. 6 filed on April 16, 2020, Amendment No. 7 filed on May 1, 2020, and Amendment No. 8 filed on October 13, 2020. This Amendment No. 9 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

On December 15, 2020, Ospraie LLC exercised the third tranche of Exchange Agreement Warrants and purchased the 9,476,221 shares of Common Stock underlying such Exchange Agreement Warrants for $0.75 per share.

The Reporting Persons may engage in discussions with the Issuer’s management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Common Stock and the Issuer, including, without limitation, matters concerning the Issuer’s business, operations, governance, management, capitalization and strategic plans. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer’s business, operations, governance, management, capitalization or strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management or the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 152,596,270 shares of Common Stock of the Issuer outstanding as of November 30, 2020, as reported in the Issuer’s Form S-3 filed with the SEC on December 11, 2020.

(c)  Except as disclosed in this Schedule 13D, as amended, the Reporting Persons did not effect any transactions in the Common Stock of the Issuer during the past sixty days.

(d)  No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: December 17, 2020

OSPRAIE AG SCIENCE LLC

By:	/s/ Dwight Anderson
Name:	Dwight Anderson
Title:	Managing Member

OSPRAIE MANAGEMENT, LLC

By:	Ospraie Holding I, LP,
its managing member

By:	Ospraie Management, Inc.,
its general partner

By:	/s/ Dwight Anderson
Name:	Dwight Anderson
Title:	Sole Owner

OSPRAIE HOLDING I, LP

By:	Ospraie Management, Inc.,
its general partner

By:	/s/ Dwight Anderson
Name:	Dwight Anderson
Title:	Sole Owner

OSPRAIE MANAGEMENT, INC.

By:	/s/ Dwight Anderson
Name:	Dwight Anderson
Title:	Sole Owner

DWIGHT ANDERSON

By:	/s/ Dwight Anderson